

June 23, 2009

By U.S. mail and facsimile to (813) 207-2328

Ms. Barbara R. Smith
Vice President, Finance, Chief Financial Officer
Gerdau Ameristeel Corporation
4221 West Boy Scout Boulevard, Suite 600
Tampa, FL 33607

RE: **Gerdau Ameristeel Corporation**
File No. 1-32317

Dear Ms. Smith:

   We have reviewed your letter dated June 4, 2009 and have the following comment which should be addressed in future filings with the Commission. We have no further comments on the Form 40-F and related filings at this time.

Prior Comment 1

   The disclosure on page 22 of the 2008 Annual Report states that an interim SFAS 142 impairment test was performed due in part to current economic conditions and a substantial deficiency of your market capitalization relative to the carrying value of your net assets. A goodwill impairment charge was recognized which reduced this deficiency to approximately 10%. There is a concern that investors may not understand why a subsequent interim impairment test was not performed at March 31, 2009. In this regard, your May 7, 2009 earnings release disclosed that volume and prices both declined significantly since the December 31, 2008 quarter and that you were suspending dividend payments on your stock. Further, the deficiency of your March 31, 2009 market capitalization relative to the carrying value of your net assets was approximately 55%. In this regard we note that goodwill approximates 70% of your total equity. The Form 40-F description of your critical SFAS 142 accounting assumptions does not disclose the extent to which adverse operating results were forecast for 2009 or management's expectations regarding the timing of the turnaround in future operating results necessary to the recoverability of the goodwill asset. Further, the disclosure does not inform investors about the extent to which the historical and projected cash flows of the impaired Long Products reporting unit had differed from prior estimates. Also, the disclosure does not inform investors about management's application of an estimated control premium when comparing the company's market capitalization with the carrying value of its net assets. This estimate should be disclosed and the basis fully explained. Any difference between the estimated control premium and the actual range of premiums observed in comparable merger transactions should be disclosed. For example, it would not appear appropriate to characterize a control premium as the deficiency in the company's market multiples relative to its peers since such differences can be reasonably attributed to other factors i.e., the company having profit margins, growth rates, and leverage ratios that may be unfavorable relative to its peers and/or the industry average.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien,
 Accounting Branch Chief